Exhibit 1

ASX ANNOUNCEMENT

15 March 2017

Westpac enters into an enforceable undertaking with ASIC

Westpac has entered into an enforceable undertaking with the Australian Securities and Investments Commission (ASIC) following an industry-wide investigation into wholesale Spot Foreign Exchange (FX) trading activity between January 2008 and June 2013.

As part of the enforceable undertaking, Westpac will continue to progress its program of strengthening its policies and processes in its Spot FX trading business, with input from an independent expert.

Westpac has also agreed to make a $3 million community benefit payment to Financial Literacy Australia to assist in addressing the financial capability of vulnerable people, including women experiencing family violence, the elderly and youth at risk.

Chief Executive of Westpac Institutional Bank, Lyn Cobley, said: “We continue to enhance our policies and controls across the Spot FX business and we look forward to continuing this process as we fulfil our commitments set out in the enforceable undertaking.”

-ENDS-

For further information:

David Lording – Media	Andrew Bowden – Investor Relations

T. 02 8219 8512	T: 02 8253 4008

M. 0419 683 411	M: 0438 284 863